UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: May 31, 2021 Estimated average burden hours per response......... 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-188753

VIABUILT VENTURES, INC.
(Exact name of registrant as speciﬁed in its charter)

50 West Liberty Street, Suite 880, Reno, NV 89501	Telephone: (+1) 201-374-4848
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

☐ Rule 12g-4(a)(1)

☐ Rule 12g-4(a)(2)

☐ Rule 12h-3(b)(1)(i)

☐ Rule 12h-3(b)(1)(ii) Rule 15d-6

☒ Rule 15d-22(b)

Approximate number of holders of record as of the certiﬁcation or notice date:     16

Pursuant to the requirements of the Securities Exchange Act of 1934 ViaBuilt Ventures, Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 10, 2020	By:	/s/ Rene Lauritsen

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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